Exhibit 99.2

Biofrontera reports Q1 2021 financial results

Leverkusen, Germany, May 11, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported its financial results for the first quarter ended March 31, 2021.

Q1 2021 key financial figures and business performance

In EUR thousands	3M 2021	3M 2020	Change
Revenue	5,479	6,473	(15)%
Gross profit on sales	4,578	5,674	(19)%
Research and development costs	(1,317)	(1,311)	0%
General and administrative costs	(2,538)	(2,232)	14%
Sales and marketing costs	(4,813)	(8,698)	(45)%
Profit (loss) on operations	(4,089)	(6,567)	(38)%
EBITDA	(3,158)	(2,645)	19%
EBIT	(3,971)	(5,555)	(29)%
Earnings (loss) before tax	(4,876)	(5,498)	(11)%
Earnings (loss) after tax	(4,877)	(5,499)	(11)%

Biofrontera’s business performance was encouragingly positive after an initial, pandemic-related slow start at the beginning of the year. As expected, business activities and consequently sales continue to be heavily dependent on the development of the pandemic and the related easing of lockdown measures in our sales markets. While sales in the first quarter were 15% lower overall than in the same period of the previous year, the sales development since March shows a very positive trend,” summarizes Prof. Dr. Lübbert, CEO of Biofrontera. “This trend has continued into April 2021, indicating a stable recovery of the general pandemic situation in our sales markets, especially in the USA. April sales are also particularly encouraging when compared to 2019, i.e. monthly sales before the pandemic. Compared to that year, preliminary sales figures for April 2021 show an 8% increase in product sales in all markets. Compared to April 2019, April 2021 sales in the US increased by 3%, in Germany by 25% and in the remaining European markets by 20%.”

Sales of the Company for the period from January 1 to March 31, 2021, amounted to EUR 5,479 thousand, approximately 15% lower than revenues of EUR 6,473 thousand in the same period last year, whereby the current COVID-19 pandemic still had a major impact on business development, especially in the first two months.

In the U.S.A., the Company generated revenues from product sales of EUR 3,811 thousand in the first quarter, compared to EUR 4,181 thousand in the same period of the previous year, a decrease of 9%. While sales in the U.S.A. in January and February 2021 were, due to the pandemic, substantially lower than in the previous year, first quarter sales in Germany remained relatively stable compared to the previous year. Here, sales improved by 7% to EUR 1,404 thousand, compared to EUR 1,310 thousand in the first quarter of 2020. In the rest of Europe, sales decreased by 68% to EUR 265 thousand, compared to EUR 819 thousand in the first quarter last year.

Operating costs were 29% lower than in the prior-year quarter. In particular, sales and marketing expenses decreased by 45% compared to the first quarter of 2020. This was mainly due to the impairment of the Xepi® license in the amount of EUR 2,001 thousand included in the prior-year figure, as well as the impact of the cost-saving measures implemented in 2020 due to the COVID 19 pandemic.

Cash and cash equivalents amounted to EUR 37,333 thousand as of March 31, 2021, an increase of EUR 20,787 thousand compared to December 31, 2020, including the gross proceeds of EUR 24.7 million from the capital increase executed in February 2021. From today’s perspective, the Biofrontera Group thus has sufficient liquidity available in the upcoming 12 months to execute on the Group’s corporate strategy.

Outlook

Performance in the first quarter of 2021 was in line with the Management Board’s expectations. The Management Board therefore maintains its guidance for fiscal year 2021 published on April 12, 2021 in its entirety. Accordingly, the Management Board expects annual revenues between EUR 25 and 32 million as well as EBITDA loss between EUR 11 and 14 million and EBIT loss between EUR 13 and 16 million. The detailed annual forecast is available in the Company’s Annual Report 2020, which is published on the website of Biofrontera AG at https://www.biofrontera.com/en/investors/financial-reports.

Conference call

Conference calls for shareholders and interested investors will be held on Wednesday, May 12,

2021, at the following times:

In German, May 12, 2021 at 10:00 am CEST (4:00 am EST)

Dial-in number Germany: +49 69201744220

Conference code: 60386865#

In English, May 12, 2021 at 2:00 pm CEST (8:00 am EST)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 52497289#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

Biofrontera AG’s quarterly report is available for download on the Company’s homepage at https://www.biofrontera.com/en/investors/financial-reports.

-End-

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-looking statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.